Exhibit 99.3

Managements’ Discussion and Analysis
Aurinia Pharmaceuticals
YEAR END 16
For the year ended December 31, 2016
Aurinia Pharmaceuticals

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR

ENDED DECEMBER 31, 2016

In this Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.

The following MD&A and Results of Operations provides information on the activities of Aurinia on a consolidated basis and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2016 and our annual MD&A and audited financial statements for the year ended December 31, 2015. All amounts are expressed in United States (US) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of US dollars. This document is current in all material respects as of March 6, 2017.

The financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The audited consolidated financial statements and MD&A have been reviewed and approved by the Company’s Audit Committee. This MD&A has been prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Aurinia is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. These forward-looking statements, made in this MD&A may include, among other things, statements with respect to:

•	plans to fund our operations;

•	statements concerning strategic alternatives and future operations;

•	partnering activities;

•	summary statements relating to results of the past voclosporin trials or plans to advance the development of voclosporin;

•	statements concerning partnership activities and health regulatory discussions;

•	the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our intention to seek regulatory approvals in the United States and Europe for voclosporin;

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product;

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies;

•	our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis (“LN”) outside of Japan;

•	our intention to initiate, and the timing of, the LN Phase 3 clinical trial;

•	our belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	our belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

•	our belief that the LN Phase 3 clinical trial will be de-risked based upon the AURA-LV Phase 2b clinical trial (AURA) results;

•	our belief that the AURA study resulted in positive results;

•	our belief in the market size and potential of LN, and the price range for voclosporin;

•	our intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

•	the costs of our LN Phase 3 clinical trial (including continuation study);

•	our belief that the low dose of voclosporin is the optimal dosage for our LN Phase 3 clinical trial;

•	our anticipated future financial position, future revenues and projected costs; and

•	plans and objectives of management.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to reach agreements with regulatory agencies on executable development programs;

•	the assumption that recruitment to clinical trials will occur as projected;

•	the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required LN Phase 3 clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals;

•	the assumption the regulatory requirements will be maintained;

•	the assumption that we will be able to manufacture and secure a sufficient supply of voclosporin to successfully complete the development and commercialization of voclosporin;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumptions relating to the availability of capital on terms that are favourable to us;

•	the assumption that we will be able to attract and retain skilled staff;

•	the assumption that general business and economic conditions will be maintained; and

•	the assumptions relating to the feasibility of future clinical trials.

It is important to know that:

•	actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business; and

•	we disclaim any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law.

The factors discussed below and other considerations discussed in the “Risks & Uncertainties” section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•	difficulties in the manufacture and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties in gaining alignment among the key regulatory jurisdictions, FDA, EMA and PMDA which may require further clinical activities

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	insufficient acceptance of and demand for voclosporin;

•	difficulties, delays, or failures in obtaining appropriate reimbursement from payors for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of our product.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof.

For additional information on risks and uncertainties in respect of the Company and its business, please see the “Risks and Uncertainties” section of this MD&A. Although we believe that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such expectations will prove to be correct.

Additional information related to Aurinia, including its most recent Annual Information Form (“AIF”), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia is a clinical stage biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. Aurinia has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. Our primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular LN.

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharma U.S., (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

BUSINESS OF THE COMPANY

We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN. Voclosporin is a next generation calcineurin inhibitor (“CNI”) which has clinical data in over 2,200 patients across multiple indications. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”), the current standard of care for LN. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. Clinical doses of voclosporin studied to date range from 13 – 70 mg BID. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (Dry Eye Syndrome), psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN are as follows:

•	Increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	Limited inter and intra patient variability, allowing flat dosing;

•	Less cholesterolemia than cyclosporine A; and

•	Limited incidence of glucose intolerance and diabetes at targeted doses compared to tacrolimus.

We are also pursuing out-licensing opportunities for our topical nanomicellar drug delivery technology patents. This technology allows for the delivery of voclosporin and other immunomodulators to the ocular surface for conditions such as dry eye.

Lupus Nephritis

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder that affects over 500,000 people in the United States (mostly women). SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. It is estimated that as many as 60% of all SLE patients have LN that requires urgent treatment. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual medical cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed US$20,000 per patient, while the mean annual medical cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed US$60,000 per patient.

LN Standard of Care

While at Aspreva Pharmaceuticals, certain members of Aurinia’s management team executed the Aspreva Lupus Management Study (“ALMS”) which established CellCept ®, or mycophenolate mofetil (“MMF”) as the current standard of care for treating LN. The ALMS study was published in 2009 in the Journal of the American Society of Nephrology and in 2011 in the New England Journal of Medicine.

The American College of Rheumatology recommends that intravenous cyclophosphamide or MMF/CellCept® be used as first-line immunosuppressive therapy for LN. MMF is typically paired with hydroxychloroquine and steroids. Despite their use, the ALMS study showed that the vast majority of patients failed to achieve Complete Remission (“CR”), and almost half failed to have a renal response at 24 weeks for both of these therapeutics. Based upon the results of the ALMS study, we believe that a better solution is needed to improve renal response rates for LN.

Based on available data from the AURA clinical trial, we believe that voclosporin has the potential to address several critical needs for LN patients by controlling active disease rapidly, lowering the overall steroid burden, impacting extra-renal disease and doing so with a convenient oral twice-daily treatment regimen.

Market Potential and Commercial Considerations

We recently conducted our own market research which surveyed approximately 900 rheumatologists and nephrologists across the United States, Europe and Japan to better define the potential market size, pricing estimated and treatment paradigms in the United States, Europe and Japan. Using the U.S. MarketScan® data set (with approximately 170,000,000 insured lives in the United States) there were 445,346 SLE patients (between January 2006 and December 2015) based on specific SLE diagnosis codes. The National Institute of Diabetes and Digestive and Kidney Diseases estimates that up to 60% of people with SLE are diagnosed with LN. Using claims database research and additional physician research, we believe the diagnosed range of LN patients to be approximately 125,000 to 200,000 in the United States and 175,000 to 250,000 in the European Union. In both the United States and the European Union, 1 in 5 LN patients are thought to be undiagnosed due to referring physicians being inefficient and inaccurate in diagnosing the condition. Mean frequency of LN flares in controlled LN patients as reported by the surveyed rheumatologists and nephrologists was approximately every 14 months.

Based on the survey results, it is estimated that 58% of LN patients are controlled (maintenance phase); 25% poorly controlled and 17% have active disease (induction phase). The rheumatologist and nephrologist specialists indicated that if available, they would use voclosporin in a portion of patients in both the maintenance and induction phases. Only 18% of those surveyed physicians were very satisfied or extremely satisfied with currently available and unapproved therapies’ ability to achieve a CR within 6 months.

About LN

LN is one of the most serious progressions of Systemic Lupus Erythematosus (SLE). The Lupus Foundation of America estimates that >500 thousand people in the United States of America and up to 5.0 million people worldwide suffer from SLE. Approximately 90% of these patients are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease (ESRD), dialysis, renal transplant and death, if left untreated.

The ALMS data has been reported in several respected journals, including, the New England Journal of Medicine and the Journal of the American Society of Nephrology. These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in our view, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current SoC for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years . Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes. This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of blood proteins into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

We believe that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated potential that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50%. This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that we believe flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance. This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

We believe that voclosporin can be differentiated from the older CNIs and thus possess a unique position in the market as it relates to inducing remission in patients suffering from LN.

Scientific Rationale for Treatment of LN with voclosporin

While SLE is a highly heterogeneous autoimmune disease (often with multiple organ and immune system involvement), LN has straightforward disease outcomes (readily assessable and easily identified by specialty treaters). T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease. An early response in LN correlates with long-term outcomes and is clearly measured by proteinuria.

The use of voclosporin in combination with the current SoC for the treatment of LN provides a novel approach to treating this disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeleton within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

STRATEGY

Our business strategy is to optimize the clinical and commercial value of voclosporin. In particular, we are focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®.

The key elements of our corporate strategy include:

•	Focusing the Company’s resources on advancing voclosporin through a robust LN Phase 3 clinical trial.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – the Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the LN Phase 3 clinical trial.

•	Initiate the required Phase 3 clinical trial for LN in the second quarter of 2017

•	Evaluate other voclosporin indications – while we intend to deploy our operational and financial resources to develop voclosporin for LN, we believe that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. We will explore our strategic options to exploit shareholder value from this intellectual property. We also believe that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection. Management will consider strategic opportunities for these other potential indications on an ongoing basis.

•	Consider other business development opportunities that would be a strategic fit for the Company or voclosporin under the right circumstances and timing.

RECENT DEVELOPMENTS

AURA 48-week results

On March 1, 2017, we announced top-line results from our Phase 2b AURA-LV (AURA) study in LN. At 48 weeks, the trial met the complete and partial remission (“CR”/ “PR”) endpoints, demonstrating statistically significantly greater CR and PR in patients in both low dose (23.7mg of voclosporin twice daily (p<.001)) and high dose (39.5mg twice daily (p=.026)) cohorts versus the control group.

The 24 and 48-week top-line efficacy results are summarized below:

Endpoint	Treatment	24 weeks	Odds ratio	P-value*	48 weeks	Odds Ratio	P-value*
Complete Remission	23.7mg VCS BID	32.6%	2.03	p=.045	49.4%	3.21	p<.001
	39.5mg VCS BID	27.3%	1.59	p=.204	39.8%	2.10	p=.026
	Control Arm	19.3%	NA	NA	23.9%	NA	NA
Partial Remission	23.7mg VCS BID	69.7%	2.33	p=.007	68.4%	2.34	p=.007
	39.5mg VCS BID	65.9%	2.03	p=.024	71.6%	2.68	p=.002
	Control Arm	49.4%	NA	NA	48.3%	NA	NA

*	All p-values are vs control

The results of the AURA study at 48 weeks demonstrate the highest complete remission rate of any global LN study of which we are aware, although we note that the criteria to measure remission differed among the studies. The below chart compares the results of the AURA study vs. the other global LN studies of which we are aware.

Name of Global Study	Number of weeks	Criteria to Measure Remission and Response Rate	Results

Efficacy and Safety of Ocrelizumab in Active Proliferative Lupus Nephritis	48 weeks	- UP:CR(gm/gm) < .5 - SCr ≤ 25% increase from baseline - Steroid taper (not forced)	Control = 34.7% LD OCR = 42.7% (NS) HD OCR = 31.5% (NS)

Mycophenolate Mofetil versus Cyclophosphamide for Induction Treatment of Lupus Nephritis	24 weeks	- UP:CR(gm/gm) ≤ .5 - Normal eGFR - Normal Urinalysis - Steroid taper (not forced)	MMF = 8.6% (NS) IVC = 8.1% (NS)

Efficacy and Safety of Abatacept in Lupus Nephritis	52 weeks	- UP:CR(gm/gm) ≤ .26 - eGFR within 10% of screening/baseline - Normal Urinalysis - Criteria to be met on 2 successive visits - No mandated steroid taper	Control = 8.0% LD ABT = 11.1% (NS) HD ABT = 9.1% (NS)

AURA-LV: Aurinia Urine Protein Reduction in Active Lupus Nephritis Study	24 and 48 weeks	- UP:CR(gm/gm) ≤ .5 - No decrease in eGFR ≥ 20% - No use of rescue medications - Forced steroid taper	24 weeks Control = 19.3% LD Voc=32.6% (p=.045) HD Voc = 27.3% (NS)	48 weeks Control = 23.9% LD Voc = 49.4% (p<.001) HD Voc = 39.8% (p=.026)

Each arm of the study included the current standard of care of MMF as background therapy and a forced steroid taper to 5mg/day by week 8 and 2.5mg by week 16. No unexpected safety signals were observed beyond the 24 week treatment period and there were no additional deaths in the voclosporin treated patients beyond the 24 week treatment period; however, there were three deaths and one malignancy reported in the control arm after completion of the study treatment period. The table below outlines the Serious Adverse Events as recorded beyond the 24 week time-point of the study.

Safety beyond 24 weeks	Control N = 88 n (%)	Voclosporin 23.7 mg BID N = 89 n (%)	Voclosporin 39.5 mg BID N = 88 n (%)
Any Serious Adverse Event (SAE)	1 (1.1)	2 (2.2)	0 (0.0)
Malignancies	1 (1.1)	0 (0)	0 (0.0)
Deaths	3 (3.4)	0 (0)	0 (0.0)

Results from Japanese Phase I Ethnic Bridging Study for Voclosporin

On February 14, 2017, we announced the results of a supportive Phase I safety, pharmacokinetic (“PK”) and pharmacodynamic (“PD”) study in healthy Japanese patients which supports further development of voclosporin in this patient population. Based on evaluations comparing the Japanese ethno-bridging data vs. previous PK and PD studies in non-Japanese patients, voclosporin demonstrated no statistically significant differences in exposure with respect to Area Under the Curve (“AUC”) measurements. Furthermore, the PK parameters in Japanese patients were generally consistent with previously evaluated PK parameters in non-Japanese volunteers. There were no unusual or unexpected safety signals in the study.

Appointment of New Chief Executive Officer

On February 6, 2017, we announced the appointment of Dr. Richard M. Glickman L.LD (Hon), the Company’s founder and Chairman of the Board, as our Chairman and Chief Executive Officer. The board accepted the resignation of Charles Rowland as Chief Executive Officer and an executive member of the board. Dr. Glickman brings over 30 years of experience in the creation and operation of healthcare ventures, founding and co-founding numerous companies during his career. As the co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals, he played an integral role in developing and establishing CellCept®, or MMF, as the current standard of care for the treatment of LN. Aspreva Pharmaceuticals was acquired by Swiss pharmaceutical company Galenica for nearly $1B in 2008. He currently serves as founding Chairman of Essa Pharmaceuticals Inc., Chairman of the Board of Engene Corporation and a Director of Cardiome Pharma. He is also a Partner at Lumira Capital.

2016 OPERATIONAL AND CLINICAL DEVELOPMENTS

FDA End of Phase 2 Meeting and Plans for Single LN Phase 3 Clinical Trial

On November 2, 2016, we announced the FDA’s preference for a single double-blind, randomized, placebo controlled Phase 3 clinical trial for voclosporin in the treatment of LN, to be entitled “AURORA”. This trial will be blinded for up to 52 weeks of treatment. That preference resulted from multiple discussions with the agency and followed the submission to and review of a comprehensive clinical and safety package relating to voclosporin by the FDA Division of Pulmonary, Allergy and Rheumatology Products. Pursuant to our recent End of Phase 2 meeting with the FDA Division of Pulmonary, Allergy and Rheumatology Products, we believe this LN Phase 3 clinical trial, the design of which is consistent with the AURA clinical trial, will, if successful, support a New Drug Application (“NDA”) submission. We also expect to enroll the first patients into the Phase 3 clinical trial sometime during the second quarter of 2017.

The AURORA clinical trial will be a global 52-week double-blind, placebo controlled study of approximately 320 patients. We are finalizing the study protocol and regulatory submissions and in parallel are working on site selection with trial initiation anticipated in Q2 2017. Patients will be randomized 1:1 to either 23.7 mg of voclosporin (administered twice a day) (“BID”) and MMF or MMF and placebo, with both arms receiving a stringent oral corticosteroid taper. The study population will be comprised of patients with biopsy-proven active LN who will be evaluated on the primary efficacy endpoint of renal response at 24 weeks, a composite which includes:

•	Urinary/protein creatinine ratio (“UPCR”) of ≤0.7 mg/mg

•	Normal, stable renal function (≥60 mL/min/1.73 m2 or no confirmed decrease from baseline in eGFR of >20%)

•	Presence of sustained, low dose steroids (≤10 mg prednisone from week 16-24)

•	No administration of rescue medications

The readout of the primary endpoint of renal response at 24 weeks will occur after database lock at 52 weeks. Patients completing the 52 week study will then have the option to roll-over into a 104 week blinded continuation study. These data will allow us to assess long-term outcomes in LN patients that will be valuable in a post- marketing setting in addition to future interactions with various regulatory authorities.

While voclosporin has received fast track designation, the FDA has informed us that voclosporin is not eligible for breakthrough therapy designation at this time. We will continue to benefit from fast track designation, which includes more frequent communications with the FDA, potential for priority review of the NDA and an option to submit a rolling NDA submission, which may expedite the review process.

Our initial forecast is that the AURORA clinical trial will cost in the range of $70 million to $80 million. However, we are still in the process of obtaining quotes from suppliers and CROs and determining the optimum number of countries and sites in which to conduct the AURORA clinical trial and as a result this forecast may change. In addition, the initial estimate of the cost of the continuation study is in the range of $20 million to $25 million.

On December 13, 2016, we announced that we had received the final End of Phase 2 meeting minutes from the FDA Division of Pulmonary, Allergy and Rheumatology Products and that the minutes are consistent with the preliminary responses that were issued to us prior to the meeting which took place on October 25, 2016. We are currently having ongoing discussions and correspondence with the European Medicines Agency (“EMA”). We are working towards final discussions with their scientific advice working party and are currently awaiting official feedback. We also plan to have a regulatory meeting with the Japanese Pharmaceuticals and Medical Devices Agency (“PMDA”) regarding requirements for Japan.

AURION Study Update

“AURION” means an open label exploratory study. The protocol is titled An Exploratory study assessing the Short term Predictors of Remission of Voclosporin 23.7 mg BID in combination with standard of care in Patients with Active Lupus Nephritis. The AURION trial is a single-arm, twin center, exploratory study assessing the predictive value of an early reduction in proteinuria in subjects receiving 23.7mg of voclosporin BID with the current standard of care in patients with active LN. The primary objective of the AURION clinical trial is to examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks. Based on our recently released 48 week topline results for the AURA clinical trial, we are re-evaluating specific endpoints to optimize trial design and success. We do not believe that this will affect the timing for the initiation or completion of the AURORA study.

Study Design:

The primary analysis is the number of patients achieving each of the following biomarkers and the number of these patients who go on to achieve week 24 or week 48 remission.

Biomarkers:

•	25% reduction in urinary protein creatinine ratio (UPCR) at 8 weeks;

•	C3 complement normalization at 8 weeks;

•	C4 complement normalization at 8 weeks; and

•	Anti-dsDNA (double-stranded DNA) normalization at 8 weeks.

The secondary analysis includes the 24 and 48 week outcomes, markers of SLE and pharmacokinetics and pharmacodynamics (PK/PD) of voclosporin.

On October 6, 2016, we announced 24 week data in all 10 patients from the AURION clinical trial, an open-label exploratory study to assess the short-term predictors of response using voclosporin (23.7 mg BID) in combination with MMF and oral corticosteroids in patients with active LN. The data was presented by Robert Huizinga, Vice President of Clinical Affairs at Aurinia Pharmaceuticals at the 10th Annual European Lupus Meeting in Venice, Italy.

The primary objective of the trial is to examine biomarkers of disease activity at eight weeks and their ability to predict response at 24 and 48 weeks.

In this trial, 70% (7/10) patients achieved complete remission (“CR”) at 24 weeks as measured by a UPCR of ≤0.5mg/mg, eGFR within 20% of baseline and concomitant steroid dose of <5 mg/day. Of the 10 patients that achieved a reduction of UPCR of ≥25% at 8 weeks, 80% were responders (≥50% reduction in UPCR over baseline) at 24 weeks and 70% were in CR at 24 weeks, proteinuria levels decreased by a mean of 61% from baseline through the first 24 weeks of the study. In addition, inflammatory markers such as C3, C4 and anti- dsDNA all continued to normalize to 24 weeks. Voclosporin was well-tolerated with no unexpected safety signals observed. Patients were generally improving while renal function, as measured by eGFR, remained stable over the 24 weeks. We believe that the results of the AURION study supports the use of the 23.7 mg twice daily dose in further studies and we believe that the AURION study also supports that this dosage is optimal for the AURORA study.

Details of the results are below:

Patient#	Attained ≥25% reduction in UPCR at 8 weeks	Attained Partial Remission* at 8 weeks	Attained Partial Remission* at 24 weeks	Attained CR at 8 weeks	Attained CR at 24 weeks
1	Y	Y	Y	Y	Y
2	Y	Y	Y	Y	Y
3	Y	Y	Y	N	N
4	Y	N	N	N	N
5	Y	Y	Y	Y	Y
6	Y	Y	Y	Y	Y
7	Y	N	N	N	N
8	Y	Y	Y	Y	Y
9	Y	N	Y	N	Y
10	Y	Y	Y	N	Y

TOTALS:	100% (10/10)	70% (7/10)	80% (8/10)	50% (5/10)	70% (7/10)

*	Retrospectively defined by ≥50% reduction in UPCR

AURA Phase 2b Clinical Trial – Positive Top-Line Results

On August 15, 2016, we announced positive top-line results from the AURA clinical trial in patients with active LN. The trial achieved its primary endpoint, demonstrating statistically significantly greater CR at 24 weeks (and confirmed at 26 weeks) in patients treated with 23.7 mg of voclosporin twice daily (p=0.045). This was the first global study of LN to meet its primary end point. Both treatment arms, 23.7 mg and 39.5 mg twice daily also showed a statistically significant improvement in the rate of achieving partial remission (“PR”) at 24 weeks (p=0.007; p=0.024). Each arm of the study included the current standard of care of MMF as background therapy, and a forced steroid taper.

AURA

The AURA clinical trial compared the efficacy of voclosporin added to current standard of care of MMF, also known as CellCept®, against standard of care with placebo in achieving CR in patients with active LN. It enrolled 265 patients at centers in 20 countries worldwide. On entry to the trial, patients were required to have a diagnosis of LN according to established diagnostic criteria (American College of Rheumatology) and clinical and biopsy features indicative of active LN. Patients also either had proteinuria of greater than or equal to 1.5 mg/mg or, in the case of Class V LN patients, greater than or equal to 2 mg/mg.

Patients were randomized to one of two dosage groups of voclosporin (23.7 mg BID and 39.5 mg BID) or placebo, with all patients also receiving MMF and oral corticosteroids as background therapy. All patients had an initial IV dose of steroids (500-1000 mg) and then were started on 20-25 mg/daily, which was tapered down to a low dose of 5 mg daily by week 8 and 2.5 mg daily by week 16.

The primary endpoint was a measure of the number of patients who achieved CR at 24 weeks which had to be confirmed at 26 weeks. CR required the following four elements:

•	protein/creatinine ratio of ≤0.5 mg/mg

•	normal stable renal function (eGFR ≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of ≥20%)

•	Presence of sustained, low dose steroids (≤10mg/day of prednisone from week 16—24)

•	No administration of rescue medications throughout the treatment period

Summary of 24 week Results

The groups were generally well-balanced for age, gender and race, however, when considered together, the proteinuria and eGFR data suggest that disease severity was greater for the low-dose voclosporin group.

Efficacy

•	The primary endpoint of CR was met for the low-dose voclosporin group in the ITT analysis (p=0.045). 32.6% of patients on low dose achieved CR, compared to 27.3% on high dose and 19.3% in the control arm.

•	The odds ratio indicates that patients were twice as likely to achieve CR at 24 weeks compared to the control arm (OR=2.03).

•	The primary endpoint was re-analyzed using the 24-hour urine data in place of First Morning Void collections, confirming the finding that patients were twice as likely to achieve CR at 24 weeks compared to the control arm (p=0.047; OR=2.12).

•	Both voclosporin groups had a statistically significantly faster time to CR (UPCR ≤0.5 mg/mg) than the control arm. Results of time to CR for co-variate analyses were broadly consistent with overall efficacy rates in those sub-groups.

•	The secondary endpoint of PR (50% reduction in UPCR over baseline with no administration of rescue medication throughout the treatment period) was met for both voclosporin groups in the ITT analysis with 69.7% of patients on low dose achieving PR (p=0.007) and 65.9% in the high dose group (p=0.024). 49.4% of patients in the control arm achieved PR.

•	Time to PR was similar (4 weeks) in the two voclosporin groups and was statistically significantly faster than what was observed in the control group (6.6 weeks).

Safety

•	The overall rate of adverse events (“AEs”) was similar across all groups.

•	The overall rate of serious adverse events (“SAEs”) was higher in both voclosporin groups but the nature of SAEs is consistent with highly active LN.

•	The overall pattern of AEs and SAEs was consistent with that observed in the following LN studies: Abatacept study, Ocrelizumab study and ALMS Induction study.

•	There were 13 deaths across the trial: two in the high-dose voclosporin arm; 10 in the low-dose voclosporin arm; and one in the control arm, and one in the control arm, with the majority of overall deaths (11/13) occurring at sites with compromised access to standard of care. All deaths were assessed by the Investigator as being unrelated to study treatment. No dose-dependent relationship was observed. The pattern of deaths in the study is consistent with other global LN studies.

On September 29, 2016, we announced that in addition to voclosporin (23.7 mg BID) achieving its primary endpoint of CR at 24 weeks, both doses of voclosporin when added to the current standard of care of MMF and a forced oral corticosteroid taper have met all 24-week pre-specified secondary endpoints vs the control group making AURA the first global study of LN to meet both its primary and secondary endpoints at 24 weeks. These pre-specified endpoints include: PR, which is measured by a ≥50% reduction in UPCR with no concomitant use of rescue medication; time to CR and PR; reduction in Systemic Lupus Erythematosus Disease Activity Index or SLEDAI score; and reduction in UPCR over the 24-week treatment period.

Pre-specified Secondary Endpoint	Control	Low Dose VCS (23.7mg BID)	High Dose VCS (39.5mg BID)
Time to Complete Remission (“TTCR”) [median]	Not achieved	19.7 weeks p<.001	23.4 weeks p=.001
Partial Remission (as measured by UPCR reduction of ≥ 50% from baseline)	49%	70% p=.007	66% p=.024
Time to Partial Remission (“TTPR”) [median]	6.6 weeks	4.1 weeks p=.002	4.4 weeks p=.003
SLEDAI Reduction	-4.5	-6.3 p=.003	-7.1 p=.003
Reduction in UPCR	-2.216 mg/mg	-3.769 mg/mg p<.001	-2.792 mg/mg p=.006
		All p-values are vs control

The SLEDAI reduction and reduction in UPCR in the low dose voclosporin arm were each statistically significant when compared to the control group.

On September 30, 2016, we presented detailed results on the AURA 24 week clinical trial. These included a number of pre-specified subset and co-variate analyses and post-hoc analyses on the data, which show rapid proteinuria reduction and early remission. Based on recent literature suggesting that using a UPCR of ≤.7mg/mg has better predictive power regarding long-term renal outcomes in LN patients, we performed a post hoc analysis applying this measure. In doing so, we saw both a greater treatment difference between the 23.7mg BID voclosporin arm and the control arm, and better statistical power, which improves from a p-value of .045 to less than ..01.

Based on these data and the 48 week data we believe:

•	voclosporin has shown statistically significant efficacy in multiple dimensions;

•	pre-specified and post-hoc analyses have provided valuable insight;

•	the LN Phase 3 clinical trial will be de-risked based upon the AURA results; and

•	biomarker data suggest significant effect on the underlying immunologic process of the disease.

We also released detailed safety data for the trial including an in-depth mortality assessment. The safety and tolerability of voclosporin has been well-documented in numerous studies. In previous studies, over 2,200 patients have been treated with voclosporin across multiple indications with no unexpected SAEs. Clinical doses of voclosporin studies to date range from 13-70 mg BID.

In comparing four global LN trials: AURA, Aspreva Lupus Management Study (ALMS), Ocrelizumab and Abatacept, it is evident that the AURA clinical trial enrolled the most severe patients, as measured by proteinuria at baseline. The difference in UPCR and the eGFR in the low dose voclosporin arm at baseline indicates patients had more severe disease.

No new safety signals were observed with the use of voclosporin in LN patients and voclosporin was well- tolerated. The overall safety profile of voclosporin is consistent with other immunomodulators. The summary of AEs by system organ class (SOC) across arms in the study is as follows:

System Organ Class	Control	Voclosporin 23.7mg BID	Voclosporin 39.5 mg BID
(SOC)	N=88	N=89	N=88
Any AE	74 (84.1)	81 (91.0)	84 (95.5)

Thirteen deaths have been reported in the AURA clinical trial—a pattern that is consistent with other global active LN studies. Eleven of thirteen deaths occurred at sites with compromised access to standard of care; and patients who died in the trial had a statistically different clinical baseline picture, indicating a more severe form of LN, potential comorbid conditions and poor nutrition. The last death in the study occurred in February 2016. Both the FDA and Data Safety Monitoring Board have reviewed in detail each death that occurred in the trial. No dose-dependent relationship was observed. Between the 24 and 48 week endpoints, these were one SAE in the control arm and two SAEs in the low dose voclosporin arm of the study.

On November 15, 2016, at the American College of Rheumatology annual meeting, we presented speed of remission data from the AURA clinical trial in a late-breaking abstract titled “Speed of Remission with the Use of Voclosporin, MMF and Low Dose Steroids: Results of a Global Lupus Nephritis Study. The data presented are a post-hoc responder analysis (median time to CR for those who achieve CR), demonstrating 7.3 weeks to CR for voclosporin 23.7mg BID vs the control arm of 12 weeks.

On November 21, 2016, at the American Society of Nephrology Kidney Week 2016, we presented renal function data for the AURA clinical trial in a late breaking session titled “High Impact Clinical Trials”. These data showed that in the voclosporin treatment arms, the renal function as measured by eGFR was stable and not significantly different from the control arm during the course of the trial. Mean blood pressure was slightly reduced and was similar between all treatment groups.

FDA Fast Track

On March 2, 2016 we announced that the FDA granted Fast Track designation for voclosporin.

The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address significant unmet medical needs. Compounds that receive this FDA designation benefit from more frequent meetings and communications with the FDA to review the drug’s development plan including the design of clinical trials and the use of biomarkers to support approval. Additionally, Fast Track designation allows us to submit parts of the New Drug Application (“NDA”) on a rolling basis for review as data becomes available.

Manufacturing Collaboration Agreement

Effective November 22, 2016 we entered into a long-term agreement with Lonza Ltd. (“Lonza”) for the manufacture of voclosporin active pharmaceutical ingredient (“API”). This agreement follows a successful multi-year clinical manufacturing relationship where Aurinia and Lonza have been refining the process and analytical methods to produce clinical and commercial supplies of voclosporin. Under the terms of the agreement, Lonza has agreed to produce cGMP-grade voclosporin drug substance for use in our Phase 3 LN clinical trial program and for future commercial use. The agreement also provides an option to have Lonza exclusively supply API for up to 20 years. We submitted a binding purchase order in the amount of CHF 2.05 million to Lonza for the manufacture of API for future use.

Appointment of New Director

On December 12, 2016, we announced the appointment of Lorin Jeffry “Jeff” Randall to our board of directors and Chairman of the Audit Committee.

FINANCING ACTIVITIES IN 2016

December 2016 Offering

On December 28, 2016, we announced that we closed our US$28.75 million financing (including US$3.75 million pursuant to an exercise of the underwriter’s over-allotment option), for the sale of 12.78 million units (“December Units”) of the Company at a price of US$2.25 per December Unit (the “December 2016 Offering”). Each December Unit consists of one common share of the Company and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at the exercise price of US$3.00 per common share for a period of 5 years after the closing of the offering. H.C. Wainwright & Co., LLC acted as sole book-running manager, and Cormark Securities Inc., as co-manager (collectively, the “Underwriters”). The Underwriters received a fee of 7% of the gross proceeds of the offering

At-the-Market Facility – July 22, 2016

On July 22, 2016 we announced that we had entered into a Controlled equity Offering Sales Agreement with Cantor Fitzgerald pursuant to which the Company was authorized to sell, from time to time, through at-the-market offerings (the “July ATM”) with Cantor Fitzgerald acting as sales agent, such common shares as would have an aggregate offer price of up to US$10 million. We also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented our short form base shelf prospectus dated October 16, 2015, and our shelf registration statement on Form F-10 dated October 16, 2015, declared effective on November 5, 2015. Sales in the July ATM were only conducted in the United States through NASDAQ at market prices. No sales were conducted in Canada or through the Toronto Stock Exchange.

As of October 3, 2016, sales pursuant to the July ATM were concluded. We issued 3.31 million common shares, receiving gross proceeds in the aggregate of $8.0 million ($6.14 million in the third quarter of 2016 and $1.86 million subsequent to the quarter end), (being the maximum value permissible in accordance with Canadian securities laws).

At-the-Market Facility – November 9, 2016

The Company entered into a second Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. dated November 9, 2016 relating to the sale of the common shares having an aggregate offering price of up to $8.0 million. We also filed a prospectus supplement on November 9, 2016 with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplemented our shelf prospectus. The prospectus supplement was amended and an amended and restated prospectus supplement was filed on February 24, 2017 to update changes to Company information.

The Sales under this ATM are only conducted in the United States through NASDAQ at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

As at December 31, 2016 and March 6, 2017, we had issued 138,986 common shares and received gross proceeds of $396,000 leaving the Company authorized to sell such common shares as would have an aggregate offer price of up to $7.6 million.

Private Placement

On June 22, 2016, we completed a private placement (the “June 2016 Private Placement”) of 3.0 million units (“Units”) at $2.36 per Unit for aggregate gross proceeds of $7.08 million. Each Unit consisted of one common share and a 0.35 of one common share purchase warrant exercisable for a period of two years from the date of issuance at an exercise price of $2.77. Further information regarding the terms of the June 2016 Private Placement and the Units issued thereunder can be found in our material change report dated June 23, 2016, which is incorporated by reference herein.

Exercise of warrants and options

We also received proceeds of $1.90 million from the exercise of warrants and $107,000 from the exercise of stock options in 2016.

RESULTS OF OPERATIONS

For the year ended December 31, 2016, the Company reported a consolidated net loss of $23.30 million or $0.66 loss per common share, as compared to a consolidated net loss of $18.61 million or $0.58 loss per common share for the year ended December 31, 2015.

The Company recorded a gain on revaluation of derivative warrant liabilities of $1.73 million in 2016 compared to a gain of $5.10 million in 2015.

After adjusting for the non-cash impact of the revaluation of the warrant liability, the net loss from operations for the year ended December 31, 2016 was $25.03 million compared to $23.71 million for the year ended December 31, 2015.

Revenue and deferred revenue

The Company recorded revenue of $173,000 for the year ended December 31, 2016 compared to $235,000 for the year ended December 31, 2015. The decrease in revenue was primarily the result of deferred revenue related to the Paladin Labs Inc. fee payments being fully amortized in June of 2016. The remaining deferred revenue relates to the 3SBio Inc. fee payment. This fee payment is being amortized on a straight line basis which approximates how the Company expects to incur patent annuity costs for certain specified countries related to meeting its obligations under the terms of the agreement.

Research and Development expenses

Research and development expenditures decreased to $14.53 million for the year ended December 31, 2016 compared to $15.98 million for the year ended December 31, 2015. The decrease in expenditures reflected lower costs related to the AURA clinical trial as patients completed the trial, offset to a certain extent by planning and start-up costs of the Phase 3 LN trial (AURORA) including CRO and clinical site selections and regulatory submissions and initiation of the capsule manufacturing process.

CRO and other third party clinical trial costs were $10.18 million for the year ended December 31, 2016 compared to $11.0 million for 2015.

The Company incurred drug supply costs of $1.80 million for the year ended December 31, 2016, including drug packaging, stability, distribution and freight for the AURA clinical trial and drug manufacturing activities required for the AURORA trial compared to $1.98 million for 2015.

Salaries, annual incentive pay and employee benefits were $1.62 million for the year ended December 31, 2016 compared to $1.43 million for 2015.

The Company recorded non-cash stock compensation expense of $330,000 for year ended December 31, 2016 compared to $862,000 for 2015.

Patent annuity and other patent related legal fees expensed were $228,000 for the year ended December 31, 2016 compared to $313,000 for 2015.

Travel expenses related to research and development were $292,000 for the year ended December 31, 2015 compared to $274,000 for 2015.

Miscellaneous other expenses, which included items such as clinical trial insurance, phone, publications and trial courier costs, decreased to $84,000 in 2016 as opposed to $122,000 in 2015 due to decreased activity levels in the AURA clinical trial.

Corporate, administration and business development expenses

Corporate, administration and business development expenses were $6.97 million for the year ended December 31, 2016 compared to $6.26 million for 2015.

Corporate, administration and business development expenses included non-cash stock-based compensation expense of $1.05 million for the year ended December 31, 2016 compared to $2.36 million for 2015. While the number of stock options granted increased to 1.67 million options in 2016 compared to 1.46 million in 2015, the decrease in stock-based compensation expense in 2016 primarily reflected a change during the year to a three year vesting term whereas previously it had been one year and also that in 2016, the grant dates of the options in 2016 were later in the year than in 2015.

Other expenses were as follows:

Salaries, incentive pay accruals and employee benefits were $2.64 million for the year ended December 31, 2016 compared to $1.72 million for 2015. The increase for the year ended December 31, 2016 from the comparable period in 2015 was due to; severance costs related to the replacement of the chief executive officer in April of 2016; a higher bonus provision in 2016 and the hiring of 4 additional staff members during the year.

Trustee fees, filing fees and other public company costs were $193,000 respectively for the year ended December 31, 2016 compared to $177,000 for 2015.

Professional and consulting fees were $1.66 million for the year ended December 31, 2016 compared to $885,000 for 2015. The increase resulted primarily due to consulting fees incurred in 2016 for increased investor and public relations activities and significant work conducted in 2016 related to market and payor research in the major markets, including the United States, Europe and Japan.

Director fees were $261,000 for the year ended December 31, 2016 compared to $308,000 for 2015

Insurance, office, phone, information technology services and other tax costs increased to $457,000 in 2016 compared to $308,000 in 2015 resulting from increased activity levels.

Travel and promotion expenses increased to $522,000 for the year ended December 31, 2016 compared to $300,000 for 2015.

Rent, utilities and other facility were $179,000 for the year ended December 31, 2016 compared to $202,000 for 2015.

Stock-based compensation expense

For stock option plan information and outstanding stock option details refer to note 12(c) of the audited consolidated financial statements for the year ended December 31, 2016.

Application of the fair value method resulted in charges to stock-based compensation expense of $1.38 million for the year ended December 31, 2016 (2015 – $3.22 million) with corresponding credits to contributed surplus. For the year ended December 31, 2016, stock compensation expense has been allocated to research and development expense in the amount of $330,000 (2015 – $862,000) and corporate, administration and business development expense in the amount of $1.05 million (2015 – $2.36 million).

Amortization of intangible assets

Amortization of intangible assets was consistent at $1.46 million for the year ended December 31, 2016 compared to $1.54 million recorded in 2015.

Other expense (income)

The Company recorded other expense of $2.21 million for the year ended December 31, 2016 compared to other expense of $128,000 for 2015.

Other expense (income) included the following items:

Revaluation expense adjustments on long term contingent consideration to ILJIN Life Science Co., Ltd. (“ILJIN”) of $1.63 million for the year ended December 31, 2016 compared to $337,000 for 2015. The contingent consideration is more fully discussed in note 10 to the consolidated financial statements for the year ended December 31, 2016.

The Company also recorded an expense of $655,000 related to share issue costs allocated to derivative warrants incurred to complete the December 28, 2016 bought deal public offering,

A foreign exchange gain of $26,000 for the year ended December 31, 2016 compared to a foreign exchange gain of $159,000 for 2015

Gain on derivative warrant liabilities

The Company recorded a non-cash gain on the derivative warrant liabilities of $1.73 million for the year ended December 31, 2016 compared to non-cash gain of $5.10 million for 2015. These revaluations fluctuate based primarily on the market price of the Company’s common shares. Derivative warrant liabilities are more fully discussed in the section “Critical estimates in applying the Company’s accounting policies” and note 11 to the consolidated financial statements for the year ended December 31, 2016.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the development stage and is devoting substantially all of its operational efforts and financial resources towards completing the AURA clinical trial activities for its late stage drug, voclosporin.

As at December 31, 2016, the Company had net working capital of $33.49 million compared to $12.92 million as at December 31, 2015. For the year ended December 31, 2016, the Company reported a loss of $23.30 million (December 31, 2015 – $18.61 million) and a cash outflow from operating activities of $18.71 million (December 31, 2015 – $17.77 million). As at December 31, 2016, the Company had an accumulated deficit of $281.05 million (December 31, 2015 – $257.75 million).

On October 16, 2015, the Company had filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows us to offer up to $250 million of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give us the capability to access new capital from time to time. The Base shelf prospectus has been utilized for the bought deal public offering and the ATM facilities done in 2016, and as result, the remaining amount currently available under the Base Shelf Prospectus is $205 million.

The gross proceeds of $42.62 million received from financing activities in 2016 have provided the Company with liquidity in the short-term and sufficient funding to complete the Phase 2b LN trial and fund the planned activities for the Phase 3 LN clinical trial into the fourth quarter of 2017. However, we will need to seek additional funding from such potential sources as debt financing, licensing of specific territories and /or additional equity offerings within the next 12 months in order to continue the development and commercialization of voclosporin for LN, and in particular, the Phase 3 clinical trial.

Any sale of additional equity will result in dilution to our shareholders. There can be no assurance that we will be able to successfully obtain future financing in the amounts or terms acceptable to the Company, if at all, in order to continue our planned operational activities. If we are unable to obtain financing to fund the development program and our future operational activities, we may be required to delay, reduce the scope of, or eliminate the planned development activities, which could harm our future financial condition and operating results. Without this additional funding, we will be required to review our strategic alternatives.

Sources and Uses of Cash:

	Year ended December 31, 2016	Year ended December 31, 2015	Increase (Decrease)
	(in thousands)	(in thousands)	(in thousands)
	$	$	$
Cash used in operating activities	(18,713)	(17,766)	(947)
Cash provided by (used in) investing activities	9,991	(23)	10,014
Cash provided by financing activities	42,615	839	41,776

Net increase (decrease) in cash and cash equivalents	33,893	(16,950)	50,843

At December 31, 2016, the Company had a total of $39.65 million in cash and equivalents compared to $5.76 million at December 31, 2015.

Net cash used in operating activities in fiscal 2016 was $18.72 million, an increase of $947,000 from cash used in operating activities of $17.77 million in fiscal 2015. Cash used in operating activities in 2016 and 2015 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items.

Cash provided in fiscal 2016 was $9.99 million compared to cash used in investing activities of $23,000 for fiscal 2015. In 2016 the Company redeemed on a net basis a bank discount note for $9.99 million which was required to be reflected as a short term investment and therefore as an investing activity.

Cash provided by financing activities for fiscal 2016 was $42.62 million compared to cash provided by financing activities in fiscal 2015 of $839,000. The Company received $1.91 million from the exercise of warrants for fiscal 2016 compared to $685,000 for 2015. The Company also received $107,000 from the exercise of stock options for fiscal 2016 ($154,000 in 2015).

Use of Proceeds

On February 14, 2014, we completed a private placement with net proceeds of $48.31 million, the net proceeds of which were to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for general corporate purposes. A summary of the anticipated and actual use of proceeds from February 14, 2014 to the date proceeds were fully utilized in 2016 from this financing is set out below:

	Expected use of proceeds (in thousands)		Actual use of proceeds (in thousands)
	$		$
Research and development for voclosporin		30,451		33,037

Other corporate purposes
Corporate, administration and business development		13,991		11,277
Repayment of drug supply loan		1,290		1,290
Payment of financing milestone to ILJIN		1,472		1,600
Reduction in accounts payable and accrued liabilities		1,106		1,106

		17,859		15,273

Total		48,310		48,310

Actual use of proceeds higher than estimated for research and development activities as the AURA trial enrollment timelines were longer than estimated requiring additional funds and AURION study conducted which was not originally planned for. These additional costs were offset by less costs for corporate, administration and business development than originally forecast.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at December 31, 2016

	Total (in thousands)		Less than one year (in thousands)		Two to three years (in thousands)		Greater than three years (in thousands)
	$		$		$		$
Operating lease obligations (1)		69		69		—		—
Purchase obligations (2)(3)		2,917		2,914		3		—
Accounts payable and accrued liabilities		5,791		5,791		—		—
Contingent consideration to ILJIN (4)		5,440		2,021		335		3,084

Total		14,217		10,795		338		3,084

(1)	Operating lease obligations are comprised of the Company’s future minimum lease payments for its premises.
(2)	The Company has entered into contractual obligations for services and materials required for the AURA and AURORA clinical trials and other operational activities. The purchase obligations presented represent the minimum amount to exit the Company’s contractual commitments.
(3)	Includes a binding purchase order of $2,016,000 (2,054,000 CHF) to Lonza Ltd. for the manufacture of API for future use. This is exclusive of $1,043,000 already paid to Lonza in 2016 as a deposit which is recorded in prepaid expenses. This deposit will be applied against the total cost of $3,059,000 for the manufacture of the API when completed.
(4)	Contingent consideration to ILJIN is described in note 10 to the consolidated audited financial statements for the year ended December 31, 2016.

RELATED PARTY TRANSACTIONS

Stephen P. Robertson, a partner at Borden Ladner Gervais (“BLG”), acts as the Company’s corporate secretary. The Company recorded legal fees, incurred in the normal course of business to BLG of $308,000 for the year ended December 31, 2016 compared to $101,000 for the year ended December 31, 2015. The amount charged by BLG is based on standard hourly billing rates for the individuals working on the Company’s account. The Company has no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as the Company’s corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

Compensation paid to key management personnel is disclosed in note 19 to the audited consolidated financial statements for the year ended December 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company does have off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in Corporate, administration and business development expenses. All of the lease agreement amounts have been reflected in the Contractual Obligations table above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

A complete listing of critical accounting policies, estimates, judgments and measurement uncertainty can be found in Note 4 of the annual consolidated financial statements for the year ended December 31, 2016.

NEW ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are not yet effective for the year ended December 31, 2016. The standards impacted that are applicable to the Company are as follows:

IAS 7 Statement of cash flows

Effective for years beginning on or after January 1, 2017 IAS 7 Statement of cash flows was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

IFRS 9 Financial instruments

In July 2014 the IASB revised IFRS 9 Financial Instruments. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for i) classification and measurement, ii) impairment, iii) hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. Management is assessing the potential impact that the adoption of IFRS 9 will have on the Company’s financial statements

IFRS 15 Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. We have yet to assess the impact of IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. Management is assessing the potential impact that the adoption of IFRS 16 will have on the Company’s financial statements.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin.

The successful development and commercialization of voclosporin will depend on several factors, including the following:

Since its inception, the Company has experienced recurring operating losses and negative cash flows, and expects to continue to generate operating losses and consume significant cash resources for the foreseeable future.

The proceeds received in 2016 from the Bought Deal public offering, ATM, warrant exercises and private placement have provided the Company with liquidity in the short-term and sufficient funding to complete the Phase 2b LN trial and fund the planned activities for the Phase 3 LN clinical trial into the fourth quarter of 2017. However, we will need to seek additional funding from such potential sources as debt financing, licensing of specific territories and /or additional equity offerings within the next 12 months in order to continue the development and commercialization of voclosporin for LN, and in particular, the Phase 3 LN clinical trial.

These conditions raise substantial doubt about our ability to continue as a going concern without raising this additional required capital.

As a result, the Company’s consolidated financial statements for the year ended December 31, 2016, contain a going concern note (note 2) with respect to this uncertainty. Substantial doubt about the Company’s ability to continue as a going concern may materially and adversely affect the price per share of our common shares, and it may be more difficult for us to obtain financing. The going concern note in the consolidated financial statements may also adversely affect our relationships with current and future collaborators, contract manufacturers and investors, who may grow concerned about our ability to meet our ongoing financial obligations. If potential collaborators decline to do business with the Company or potential investors decline to participate in any future financings due to such concerns, our ability to increase the Company’s cash position may be limited. We prepared the financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company’s consolidated financial statements for the year ended December 31, 2016 do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Other risk factors also include the following:

•	successful completion of our clinical program in LN, including the Phase 3 AURORA clinical trial expected to commence in the second quarter of 2017;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	our ability to raise future financial resources when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of our intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A more detailed list of the risks and uncertainties affecting the Company can be found in our AIF which is filed on SEDAR and EDGAR. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect the Company.

Capital management

Our objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

We define capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

Our objective with respect to capital management is to ensure that we have sufficient cash resources to maintain our ongoing operations and finance our research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, we have primarily financed the Company’s liquidity needs through public offerings of common shares and private placements. We have also met the Company’s liquidity needs through non-dilutive sources, such as debt financings, licensing fees from our partners and research and development fees.

There have been no changes to our objectives and what we manage as capital since the prior fiscal period. We are not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. As described in the Going concern note 2 to the consolidated financial statements for the year ended December 31, 2016, the Company is dependent on raising additional financing to sustain operations and complete the Phase 3 LN clinical trial.

All of the Company’s financial liabilities are due within one year except for the contingent consideration to ILJIN and the derivative warrant liability.

Interest rate, credit and foreign exchange risk

We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, term deposits and bank discount notes which are all denominated in US dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and current ability to hold the investments to maturity.

We are exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on our future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results. We hold our cash reserves in US dollars and the majority of our expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As the Company’s functional currency is the US dollar, we have foreign exchange exposure to the CDN dollar.

The following table presents our exposure to the CDN dollar:

	December 31, 2016 $	December 31, 2015 $
Cash and cash equivalents	103	116
Accounts receivable	8	39
Accounts payable and accrued liabilities	(1,184)	(803)

Net exposure	(1,073)	(648)

	Reporting date rate
	December 31, 2016 $	December 31, 2015 $
$CDN - $US	0.745	0.723

Based on our foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the US dollar would have decreased the net loss by $107,000 as at December 31, 2016 assuming that all other variables remained constant. An assumed 10 percent weakening of the US dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

CONTINGENCIES

i)	We may, from time to time, be subject to claims and legal proceedings brought against the Company in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company has entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Management does not expect that the Company’s internal controls and procedures over financial reporting will prevent all error and all fraud. A control system provides only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving the Company’s stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s ICFR as of December 31, 2016 based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR were effective as of December 31, 2016.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (“DC&P”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that all material information required to be publicly disclosed in our annual, interim filings and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, therefore, management is required to apply its judgment in evaluating and implementing possible controls and procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as at December 31, 2016 have concluded that the disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information we are required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

UPDATED SHARE INFORMATION

As at March 6, 2017, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	53,428,000
Convertible equity securities
Derivative liability warrants	9,600,000
Other warrants	1,183,000
Stock options	5,622,000

Subsequent to the year-end we issued 1.97 million stock options at a weighted average price of $3.21 to the new Chief Executive Officer, other officers, directors and employees of the Company.

Subsequent to year end the Company issued 610,000 common shares for proceeds of $1,814,000 upon the exercise of 74,000 warrants and 536,000 derivative liability warrants.

SUPPLEMENTAL INFORMATION

Selected Annual Information (expressed in thousands of dollars, except per share data)

	2016	2015	2014
	$	$	$
Statement of Operations
Revenues	173	235	278
Expenses, net	(25,200)	(23,943)	(16,925)
Gain (loss) on derivative warrant liability	1,732	5,101	(2,774)
Net loss for the year	(23,295)	(18,607)	(19,421)
Net loss per share	(0.66)	(0.58)	(0.67)
Weighted average number of common shares outstanding	35,285	32,154	29,158
Balance sheets
Working capital	33,488	12,917	30,715
Total assets	56,997	33,567	52,378
Non-current contingent consideration	3,419	3,810	3,473
Shareholder’s equity	35,950	19,963	33,871
Common shares outstanding	52,808	32,287	31,818

Quarterly Information

(expressed in thousands except per share data)

Set forth below is unaudited consolidated financial data for each of the last eight quarters:

2016	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	57	55	31	30	173
Expenses
Research and development	3,324	2,406	3,342	5,462	14,534
Corporate, administration and business development	1,192	1,835	1,716	2,227	6,970
Amortization and impairment of tangible and intangible assets	387	365	362	365	1,479
Contract services	1	1	1	1	4
Other expense	84	85	1,078	966	2,213
Gain (loss) on derivative warrant liability	664	1,361	(951)	658	1,732
Net loss for the period	(4,267)	(3,276)	(7,419)	(8,333)	(23,295)
Per common share ($)
Net loss per common share – basic and diluted	(0.13)	(0.10)	(0.21)	(0.21)	(0.66)
Common Shares outstanding	32,287	35,287	38,794	52,808	52,808
Weighted average number of common shares outstanding	32,287	32,551	36,079	40,172	35,285

2015	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	62	59	57	57	235
Expenses
Research and development	3,330	4,330	4,670	3,652	15,982
Corporate, administration and business development	1,905	1,414	1,380	1,564	6,263
Amortization and impairment of tangible and intangible assets	398	363	434	363	1,558
Contract services	5	4	1	2	12
Other expense (income)	98	83	(55)	2	128
Gain (loss) on derivative warrant liability	(2,927)	5,402	1,163	1,463	5,101
Net loss for the period	(8,601)	(733)	(5,210)	(4,063)	(18,607)
Per common share ($)
Net loss per common share – basic and diluted	(0.27)	(0.02)	(0.16)	(0.13)	(0.58)
Common Shares outstanding	32,062	32,267	32,287	32,287	32,287
Weighted average number of common shares outstanding	31,859	32,237	32,278	32,287	32,154

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters are noted below and include the timing of research and development costs associated with the clinical development programs, timing and amount of stock compensation expense, fluctuations in the non-cash gain (loss) on derivative warrant liability resulting from required quarterly fair value adjustments and other specific one-time items as noted below.

We record non-cash gains (losses) each quarter resulting from fair value revaluation of the derivative warrant liability. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in gain on revaluation while a decrease results in a loss on revaluation.

Fourth Quarter Analysis (See Quarterly Information above for the fourth quarter comparative information detail).

The Company recorded a consolidated net loss of $8.33 million or $0.21 per common share for the fourth quarter ended December 31, 2016, compared to a consolidated net loss of $4.06 million or $0.13 per common share for the fourth quarter ended December 31, 2015.

The increase of $4.27 million in the consolidated net loss was primarily attributable to the following:

•	Increased research and development costs of $1.81 million in 2016 as spending on AURORA trial ramped up in the fourth quarter of 2016.

•	Corporate, administration and business expenses increased by $670,000 to $2.23 million for the fourth quarter ended December 31, 2016 compared to $1.56 million for the corresponding period in 2015. The increase was primarily the result of an increase in professional fees and in particular consulting fees in the fourth quarter of 2016 compared to the same period in 2015 as we increased investor and public relations, patient advocacy and market research activities during the fourth quarter of 2016.

•	Other expense increased by $964,000 to $966,000 for the fourth quarter ended December 31, 2016 compared to $2,000 for the corresponding period in 2015 as the Company recorded $655,000 of share issue costs allocated to the derivative warrants issued pursuant to the December 28, 2016 financing as other expense and recorded an increase of $319,000 on revaluation of contingent consideration.

•	The fair value adjustment gain on derivative warrant liability decreased by $802,000 to $658,000 in the fourth quarter ended December 31, 2016 versus a gain of $1.46 million in the comparable period in 2015.

2017 OUTLOOK

Currently the Aurinia team is focused on preparations for initiating its Phase 3 program for voclosporin for the treatment LN. The Phase 3 AURORA clinical trial will be a global 52-week double-blind, placebo controlled study of approximately 320 patients. We are finalizing the study protocol and regulatory submissions and in parallel are working on site selection with trial initiation anticipated in Q2 2017. Patients will be randomized 1:1: to one of 23.7mg voclosporin BID and MMF or MMF and placebo with both arms receiving a stringent oral corticosteroid taper. The study population will be comprised of patients with biopsy-proven active LN who will be evaluated on the composite efficacy endpoint of renal response at 24 and 52 weeks similar to that of the AURA clinical trial.

Additionally, we are working with both the EMA and the PMDA to outline plans for obtaining regulatory approvals in those jurisdictions. We have interacted with both the EMA and PMDA and we believe study requirements have the potential to be constant worldwide. We expect the outcomes of these discussions to be finalized in Q2 2017.

In conjunction with achieving these goals, we are also moving forward with the following key activities:

•	Manufacturing clinical drug supply;

•	Site submission and site activation for the Phase 3 trial;

•	Evaluating potential business development opportunities that can maximize voclosporin’s value;

•	In-depth assessments of major market commercial potential of voclosporin;

•	Evaluating potential indication expansion for voclosporin;

•	Advocacy outreach to support patient awareness and assist in Phase 3 enrollment and eventual market uptake;

We expect the additional following milestones for the first half of 2017:

•	Outcome of discussion with the EMA and PMDA;

•	Additional AURA 48-week secondary endpoint data (expected Q1/2017);

•	AURION 48-week results;

•	Initiation of Phase 3 trial.

We are confident we can execute a successful Phase 3 registration trial based on the feedback from the FDA and the information gleaned from the AURA clinical trial. We will continue executing initiatives to maximize corporate value which primarily involves ensuring voclosporin reaches patients suffering from LN as soon as possible.